1214

SECURITIES AND 06051336 EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
DEC 08 2006
SEC MAIL PROCESSING SECTION
WASH, D.C.
152

N/B 12/14

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/05 (MM/DD/YY) AND ENDING 9/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASD FINANCIAL SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Alhambra Plaza, Suite #1100
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maud M. Bleus (786) 552-0041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, (Address) Miami, (City) Florida (State) 33131 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab

OATH OR AFFIRMATION

I, Maud M. Bleus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASD Financial Services Corp., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sr. Vice President, CFO

Title

Notary Public

AMY M. DEL CUETO
MY COMMISSION # DD 205984
EXPIRES: July 26, 2007
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2006

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

We have audited the accompanying statement of financial condition of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) as of September 30, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage and Investment Group, Inc.) as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Company is dependent upon its Parent for continued funding.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 8, 2006

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$	275,452
Receivable from broker dealers and clearing organization		9,369
Deposit with clearing organization		200,000
Prepaid expenses and deposits		28,520
Furniture, fixtures and office equipment, net		94,219
	$	607,560

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	84,265
Payable to broker-dealer and clearing organization		11,756
		96,021
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		2,574,249
Accumulated deficit		(2,062,711)
		511,539
	$	607,560

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2006

REVENUES:		
Commissions	$	334,658
Interest and other		36,278
TOTAL REVENUES		370,936
OPERATING EXPENSES:		
Salaries and employee benefits		370,367
Occupancy		127,399
Draw – brokers		117,456
Commission - brokers		106,328
Professional fees		61,097
Clearance charges		56,150
Insurance		53,094
Travel		47,687
Miscellaneous		37,534
Depreciation and amortization		29,431
Telephone and communication		23,370
Quotation and research		22,679
License and registration		9,961
Maintenance and repairs		8,714
TOTAL OPERATING EXPENSES		1,071,267
NET LOSS	$	(700,331)

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDER'S EQUITY
BALANCES, OCTOBER 1, 2005	$ 1	$ 1,974,249	$ (1,362,380)	$ 611,870
CAPITAL CONTRIBUTIONS	-	600,000	-	600,000
NET LOSS	-	-	(700,331)	(700,331)
BALANCES, SEPTEMBER 30, 2006	$ 1	$ 2,574,249	$ (2,062,711)	$ 511,539

The accompanying notes are an integral part of these financial statements.

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of
American Brokerage & Investment Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (700,331)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	29,431
Changes in operating assets and liabilities:	
Receivable from broker-dealer and clearing organization	12,701
Prepaid expenses and deposits	(858)
Accounts payable and accrued expenses	15,200
Payable to broker-dealer and clearing organization	10,874
TOTAL ADJUSTMENTS	67,348
NET CASH USED IN OPERATING ACTIVITIES	(632,983)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(6,924)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	600,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(39,907)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	315,359
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 275,452

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

ASD Financial Services Corp. (the "Company"), formerly known as ASD Brokerage and Investment, Inc., operates as a broker-dealer in securities and is registered with the Securities and Exchange Commission, the Florida Division of Securities, the National Association of Securities Dealers, Inc., and the National Futures Association. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company is a wholly-owned subsidiary of American Brokerage & Investment Group, Inc. (the "Parent"), a financial services holding company.

As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company has incurred net losses and negative cash flows since its inception in October of 2002. The Parent made an additional capital contribution of $600,000 during 2006. Management has implemented a business plan to obtain new customers, increase revenues and reduce costs. The efficacy of such plan is uncertain. The Company's ability to continue as a going concern is dependent upon capital or debt financing from its Parent and, ultimately, upon the Company's ability to operate on a profitable basis.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include highly liquid investments with purchased maturities of three months or less.

Commissions

Commission revenues and related expenses have been accrued on a trade date basis.

Clearing arrangements

The Company has an agreement with Pershing, LLC to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing, LLC.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Fixtures and Office Equipment

Furniture, fixtures and office equipment, including computer equipment and software, are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging up to seven years.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at September 30, 2006 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

NOTE 1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 154, Accounting Changes and Error Corrections ("SFAS 154") which supersedes Accounting Principles Board ("APB") Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material impact on its results of operations and financial condition.

NOTE 2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

NOTE 2. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company had cash deposits in excess of federally insured limits.

NOTE 3. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of $30,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At September 30, 2006, the Company's "Net Capital" was $388,800 and "Required Net Capital" was $30,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At September 30, 2006, the ratio of "Aggregate Indebtedness" to "Net Capital" was .25 to 1.

NOTE 4. FURNITURE, FIXTURES AND OFFICE EQUIPMENT, NET

Furniture, fixtures and office equipment are summarized as follows:

Furniture and fixtures	$ 98,106
Office equipment	83,586
	181,692
Less accumulated depreciation	87,473
	$ 94,219

Depreciation and amortization expense for the year was approximately $29,000.

NOTE 5. COMMITMENTS

Operating Lease

The Company is a lessee for certain office space under a real estate lease agreement which expires in May, 2009. Under the agreement, as of September 30, 2006, the Company is committed to approximate future minimum rentals as follows:

2007	115,000
2008	119,000
2009	70,000
	$ 304,000

Rental expense for the year ended September 30, 2006 was approximately $120,000.

Employment Contracts

The Company has two employment contracts with two of the Company's officers which provide for a combined minimum annual salary of $182,000, subject to annual increases, plus bonuses based on the Company's performance. One of the contracts expires in December 2006 while the other contract expires in November 2007.

NOTE 6. INCOME TAXES

As of September 30, 2006, the Company had net operating losses available for carryforward of approximately $2,000,000. These loss carryforwards expire through the year 2025.

Due to the uncertainties relating to the ultimate utilization of the net operating loss described above, the Company has provided a 100% valuation allowance for the entire amount of the deferred tax asset at September 30, 2006.

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company has a profit sharing plan and 401(k) Plan that covers substantially all employees. The Company's contributions to the 401(k) and the profit sharing plan are at the discretion of the Board of Directors. The Company has contributed approximately $8,000 to the 401 (k) plan for the year ended September 30, 2006.

SUPPLEMENTARY INFORMATION

ASD FINANCIAL SERVICES CORP.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2006

CREDITS	
Stockholder's equity	$ 511,539
DEBITS	
Furniture, fixtures and office equipment, net	94,219
Prepaid expenses and deposits	28,520
TOTAL DEBITS	122,739
NET CAPITAL	388,800
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $93,833 or $30,000, whichever is greater	30,000
EXCESS NET CAPITAL	$ 358,800
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.25 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 84,265
Payable to broker-dealer and clearing organization	11,756
	$ 96,021

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET
CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2006

NET CAPITAL PER COMPUTATION	$ 388,800
Add audit adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5, PART IIA FILING	$ 388,800

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
(SEE INDEPENDENT AUDITOR'S REPORT)
SEPTEMBER 30, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3, specially exemption k(2)(ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SUBORDINATED LIABILITIES

As of September 30, 2006 and during the year then ended, the Company did not have any subordinated liabilities.

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the
Securities Exchange Act of 1934

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

To the Board of Directors and Stockholder of
ASD Financial Services Corp.
(A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.)

In planning and performing our audit of the financial statements and supplementary information of ASD Financial Services Corp. (A Wholly-Owned Subsidiary of American Brokerage & Investment Group, Inc.) (the "Company") for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives. This report recognizes that it is not practical in an organization the size of ASD Financial Services Corp. to achieve all the segregations of duties and cross-checks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
November 8, 2006